                                                       RULE NO. 424(b)(3)
                                                       REGISTRATION NO. 33-33982

                                                      Prospectus Cross Reference
                                                      May 27, 1997



                         TUDOR FUND FOR EMPLOYEES L.P.
                       (A Delaware Limited Partnership)


                               Supplement to the
                         Prospectus Dated May 27, 1997


       _________________________________________________________________


     This Supplement is an integral part of, and should be read together with, the Prospectus dated May 27, 1997 ("Prospectus"), also delivered herewith. All capitalized terms used in this Supplement and not defined herein have the same meanings as used in the Prospectus.

       _________________________________________________________________



                        CARGILL INVESTOR SERVICES, INC.



     Neither Tudor Fund For Employees L.P. nor Tudor Investment Corporation is affiliated with Tudor Fund, a U.S. mutual fund registered under the Investment Company Act of 1940, or with Tudor Management Co., Inc., a wholly-owned subsidiary of Weiss Peck & Greer.

                 The date of this Supplement is March 12, 1998

GENERAL INFORMATION

     The Prospectus is amended to reflect accuracy and timeliness of information, including discussion of clearing brokers, brokerage fees, United States federal income tax aspects, capitalization, management of the General Partner and the Trading Advisor, selected financial data, financial condition and results of operations, and performance information.

AMENDMENTS TO PROSPECTUS

     1.  CHARGES TO THE PARTNERSHIP.  The information regarding certain
         --------------------------
brokerage commission rates on pages 3 and 26 is deleted in its entirety and the following is substituted therefor:

     Rates of between $8 and $18 per roundturn for futures and options trades on United States exchanges (such rates include all transaction costs in connection with trading activities, including floor brokerage, exchange, clearing, clearinghouse, and NFA fees).

     The information regarding certain brokerage commission rates on page 4 (first sentence of the third full paragraph) is deleted in its entirety and the following is substituted therefor:

          The Partnership pays Bear Stearns Securities Corp. ("Bear Stearns"), Cargill Investor Services, Inc. (in such capacity, "CIS"), Daiwa Securities America Inc. ("Daiwa"), Goldman, Sachs & Co. ("Goldman"), Greenwich Capital Markets, Inc. ("Greenwich Capital"), Greenwich NatWest Futures ("Greenwich NatWest"), J.P. Morgan Futures Inc. ("Morgan Futures"), Lehman Brothers Inc. ("Lehman"), Merrill Lynch Futures Inc. ("Merrill Lynch"), Morgan Stanley & Co. Incorporated ("Morgan Stanley"), Morgan Stanley & Co. International Limited ("MSIL"), Prudential Securities Incorporated ("Prudential"), Salomon Brothers Inc ("Salomon Brothers"), and Smith Barney Inc. ("Smith Barney"), as the Partnership's clearing brokers (individually a "Clearing Broker", and collectively the "Clearing Brokers"), brokerage commissions for trades on United States exchanges at rates of between $8 and $18 per roundturn for futures and options trades (such rates include floor brokerage, exchange, clearing, clearinghouse, and NFA fees).

     In addition, the first sentence of the second full paragraph on page 27 is deleted in its entirety and the following is substituted therefor:

          The Partnership pays the Clearing Brokers brokerage commissions for trades on United States exchanges at rates of between $8 and $18 per roundturn for futures and options trades (such rates include floor brokerage, exchange, clearing, clearinghouse, and NFA fees).

     2.  THE PARTNERSHIP.  The information regarding the sale of Units on page
         ---------------
25 (third, fourth, and fifth sentences of the third full paragraph) is deleted in its entirety and the following is substituted therefor:

     Following the January 1, 1998 Quarterly Closing, 3,214 Units of Limited Partnership Interest were outstanding, with 8,623 Units having been sold, 1,377 of the 10,000 registered Units remaining unsold, 5,409 of the sold Units having been redeemed, and 16 Units having been allocated to the TIC 401(k) Plan as a consequence of the Trading Advisor's waiver of management fees and incentive fees attributable to Units held by the TIC 401(k) Plan. See "DESCRIPTION OF CHARGES TO THE PARTNERSHIP--FEES FOR PLAN INVESTOR PARTNERS." In addition, as of that date, the General Partner held an aggregate of 197 Units of General Partnership Interest.

     3.  CAPITALIZATION.  The information regarding the capitalization of the
         --------------
Partnership on page 37 (second full paragraph and table) is deleted in its entirety and the following is substituted therefor:

          The following table sets forth (1) the actual capitalization of the Partnership as of January 1, 1998, reflecting the Units of Limited Partnership Interest and Units of General Partnership Interest outstanding as of that date, and (2) the pro forma capitalization of the Partnership adjusted to reflect (i) the sum of the Net Asset Value of the outstanding Units as of January 1, 1998 plus the gross proceeds from the sale of the 1,377 unsold Units of Limited Partnership Interest offered by the Partnership at a price equal to 100% of the Net Asset Value of a Unit as of January 1, 1998 (i.e., $3,984.99 per Unit), and (ii) the capital contribution required of the General Partner based on such capitalizations. (For purposes of this discussion, the numbers of Units and dollar amounts have been rounded to the nearest whole Unit or whole dollar, respectively.) There is no difference insofar as sharing of profits and losses is concerned between a Unit of Limited Partnership Interest and a Unit of General Partnership Interest.

                                                        Pro Forma
                                       Actual      --------------------
                                    -------------     Amount if the
                                       Amount       Maximum Number of
                                    as of 1/01/98  Unsold Units is Sold
         Title of Class
         --------------                ------         -------------

    Units of Limited Partnership
      Interest (1)                    $12,809,097           $18,296,800

    Units of General Partnership          783,372               783,372
      Interest (2)
                                      $13,592,469           $19,080,172
         Total

     ________________________

     (1) The actual amount shown reflects the Net Asset Value of Units of Limited Partnership Interest outstanding as of January 1, 1998 (3,214 Units). During the Continuing Offering, Units and fractions of Units (to the fourth decimal place) are offered for sale at Quarterly Closings held as of the first day of the applicable calendar quarter, at a purchase price per Unit equal to 100% of the Net Asset Value of a Unit as of the opening of business on the date of the applicable Quarterly Closing at which such Unit is sold. The proceeds from such sales depend upon the Net Asset Value of a Unit at the time of sale. See "PLAN OF DISTRIBUTION."

     (2) The actual amount shown reflects the Net Asset Value of Units of General Partnership Interest outstanding as of January 1, 1998 (197 Units). The Net Asset Value of a Unit of General Partnership Interest is equivalent to the Net Asset Value of a Unit of Limited Partnership Interest. The General Partner has agreed to contribute such amounts to the Partnership as are necessary from time to time to make the General Partner's capital contribution equal to the greater of (i) $200,000 and (ii) the sum of (a) the lesser of $100,000 or 3% of the first $10,000,000 in aggregate capital contributions to the Partnership by all Partners and (b) 1% of the aggregate capital contributions to the Partnership by all Partners in excess of $10,000,000.

     4.  SELECTED FINANCIAL DATA.  The table set forth on page 38 is deleted in
         -----------------------
its entirety and the following is substituted therefor:


                                                                        YEARS ENDED DECEMBER 31,
                                                 NINE MONTHS   --------------------------------------------------------
                                                 ENDED 9/30/97    1996       1995        1994        1993        1992
Revenues........................................  $2,304,744  $1,417,232  $2,657,575  $1,028,281  $  532,032  $2,842,603
Expenses........................................  $  486,507  $  596,480  $  608,851  $  502,809  $  367,647  $  682,491
                                                ------------------------------------------------------------------------
Net Income......................................  $2,148,692  $  820,752  $2,048,724  $  525,472  $  164,385  $2,160,112
                                                ------------------------------------------------------------------------
Total Assets.................................... $12,589,283 $12,138,706  $9,323,890  $7,383,887  $9,995,662  $9,540,911
                                                ------------------------------------------------------------------------
Partners' Capital (see "REDEMPTIONS")........... $12,063,004  $8,526,366  $8,113,393  $6,711,510  $8,177,786  $7,088,708
                                                ------------------------------------------------------------------------
Units Outstanding...............................     3,163       2,718       2,833       3,053       3,975      3,510
                                                ------------------------------------------------------------------------
Net Asset Value Per Unit........................    $3,814      $3,136      $2,864      $2,199      $2,057     $2,109
Change in Net Asset Value Per Unit..............     $677        $273        $665        $142         $38       $512
Net Income Per Unit.............................     $670        $246        $690        $149         $40       $529

     5.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
         -----------------------------------------------------------------------
OF OPERATIONS.  The information regarding liquidity, capital resources, and
-------------
results of operations on pages 38-40 is deleted in its entirety and the following is substituted therefor:

          LIQUIDITY. The assets of the Partnership are deposited and maintained with BPL, banks, and the Clearing Brokers in trading accounts, and are used by the Partnership as margin and collateral to engage in futures, option, cash, spot, and forward contract trading. The Partnership invests in United States Government obligations approved by the various contract markets to fulfill original margin and collateral requirements. As of September 30, 1997, United States Government obligations maturing prior to December 1997 represented approximately 59% of the total assets of the Partnership. The percentage that Government obligations bear to total assets varies each day and from month to month, as the market value of commodity interest contracts changes and as the Partnership sells or redeems Units. Since the Partnership's sole purpose is to trade in futures, option, cash, spot, forward, and similar contracts, it is anticipated that the Partnership will continue to maintain substantial liquid assets for margin and collateral purposes. Interest income for the third quarter ended September 30, 1997 was $152,327, compared to $142,524 for the third quarter ended September 30, 1996. Interest income for the years ended December 31, 1996, 1995, and 1994 was $545,860, $409,148, and $274,503, respectively.
     The increase in 1996 was due to both higher rates on United States Treasury investments available in 1996 and an increase in the Partnership's assets. See

     "PRINCIPAL RISK FACTORS," "INVESTMENT PROGRAM AND USE OF PROCEEDS," and "BROKERAGE ARRANGEMENTS."

          In addition, cash and cash equivalents are part of the Partnership's inventory. Cash and cash equivalents deposited with banks and the Clearing Brokers represented approximately 25% and 18% of the Partnership's assets as of September 30, 1997 and December 31, 1996, respectively. The cash and United States Government obligations held at banks and the Clearing Brokers at period-end satisfy the Partnership's need for cash on a short-term and long-term basis.

          Since futures contract trading generates a large percentage of the Partnership's income, any restriction or limit on that trading may render the Partnership's investment in futures contracts illiquid. Most United States commodity exchanges limit fluctuations in certain commodity futures and options contract prices during a single day by regulations referred to as "daily price fluctuation limits" or "daily limits." Pursuant to such regulations, during a single trading day, no trade may be executed at a price beyond the daily limit. If the price for a contract has increased or decreased by an amount equal to the "daily limit," positions in such contract can neither be taken nor liquidated unless traders are willing to effect trades at or within the limit. Commodity interest contract prices have occasionally moved the daily limit for several consecutive days with little or no trading. Such market conditions could prevent the Partnership from promptly liquidating its commodity interest contract positions and impose restrictions on redemptions. See "PRINCIPAL RISK FACTORS -- COMMODITY INTEREST CONTRACT TRADING MAY BE ILLIQUID."

          CAPITAL RESOURCES. The Partnership does not have, nor does it expect to have, any fixed assets. Redemptions and additional sales of Units in the future will affect the amount of funds available for investment in commodity interest contracts in subsequent periods. See "PRINCIPAL RISK FACTORS," "INVESTMENT PROGRAM AND USE OF PROCEEDS," "CAPITALIZATION," "PLAN OF DISTRIBUTION," and "TRANSFERS AND REDEMPTIONS."

          RESULTS OF OPERATIONS.

          As of December 31, 1996, 1995, and 1994, the Net Asset Value per Unit was $3,136.46, $2,863.75, and $2,198.53, respectively. This represents an increase of 9.52%, or $272.71 per Unit for the year ended December 31, 1996, an increase of 30.26% or $665.22 per Unit for the year ended December 31, 1995 and an increase of 6.87% or $141.32 per Unit for the year ended December 31, 1994. As of September 30, 1997 and 1996, the Net Asset Value per Unit was $3,813.64 and $3,206.33, respectively. This represents an increase of 21.59% or $677.18 per Unit for the nine months ended September 30, 1997, and an increase of 11.96% or $342.58 per Unit for the nine months ended September 30, 1996.

          Net trading gains and losses from strategies that use a variety of derivative financial instruments are recorded in the statements of operations. The following table summarizes the components (in thousands) of net trading gains and losses, net of commissions, for the nine months ended September 30, 1997 and 1996, respectively, and for the years ended December 31, 1996, 1995, and 1994, respectively.


                                                           FOR THE NINE MONTHS              FOR THE YEAR ENDED
                                                            ENDED SEPTEMBER 30,                 DECEMBER 31,
                                                           1997            1996            1996             1995            1994
                                                 ---------------------------------------------------------------------------------
Interest Rate Futures and Options Contracts
  Domestic.......................................         $  745          $  730            $ 726          $  (48)          $  267
  Foreign........................................            314            (414)            (450)             18            1,160
Foreign Exchange Contracts.......................            254             630              591           1,077               23
Equity Index Futures Contracts
  Domestic......................................            (126)           (456)            (544)           (266)            (158)
  Foreign........................................            190             526              399             865             (301)
Over the Counter Contracts.......................            344             128              131             414             (280)
Non-Derivative Financial Instruments.........                339             (94)            (105)             29             (145)
                                                 ---------------------------------------------------------------------------------
  Total..........................................         $2,060          $1,050            $ 748          $2,089           $  566
                                                 =================================================================================


          Since the Partnership is a speculative trader in the commodities markets, current year results are not comparable to the previous years' results. The Partnership's net trading gain or loss represents a return on average Net Assets of 17.51%, 9.76%, 6.8%, 27.4%, and 7.6% for the nine months ended September 30, 1997 and 1996 and for the years ended 1996, 1995, and 1994, respectively. Brokerage commissions and fees were 1.3%, .9%, 1.1%, 2.1%, and 3.5% of average Net Assets for the nine months ended September 30, 1997 and 1996 and for the years ended 1996, 1995 and 1994, respectively. In general, commission rates have decreased modestly during the past three years.

          Incentive fees are paid quarterly based on Trading Profits. For the years ended December 31, 1996, 1995, and 1994, incentive fees were 22.2%, 9.3%, and 11.8% of Trading Profits, respectively. For the nine months ended September 30, 1997 and 1996, incentive fees were 7.9% and 14.8% of Trading Profits, respectively. For the year ended December 31, 1996, incentive fees were greater than 12% of Trading Profits due to losses incurred in the second half of 1996. These trading losses also resulted in lower incentive fees as a percentage of Trading Profits during the first nine months of 1997 because trading losses need to be recouped by the Partnership prior to the Partnership's payment of incentive fees to the Trading Advisor.

          Professional fees and other expenses increased during each of the past three years due to increases in legal, audit, and bank charges.

          Inflation is not expected to be a major factor in the Partnership's operations, except that traditionally the commodities markets have tended to be more active and thus potentially more profitable during times of high inflation. Since the commencement of the Partnership's trading operations in July 1990, inflation has not been a major factor in the Partnership's operations.

          (For purpose of this discussion, except where indicated otherwise, the numbers of Units and dollar amounts have been rounded to the nearest whole Unit or whole dollar, respectively.)

          See also "CAPITALIZATION" and "TUDOR FUND FOR EMPLOYEES L.P. FINANCIAL STATEMENTS AS OF DECEMBER 31, 1996 AND 1995 TOGETHER WITH AUDITORS' REPORT AND UNAUDITED FINANCIAL STATEMENTS AS OF MARCH 31, 1997."


6.   THE GENERAL PARTNER.  The information regarding the General Partner and its
     -------------------
principals on page 40 (first four sentences of the seventh full paragraph) is deleted in its entirety and the following is substituted therefor:

     The principals of the General Partner are Paul Tudor Jones, II, Mark F. Dalton, John G. Macfarlane, III, Andrew S. Paul, and Mark Pickard. Messrs. Jones, Dalton, Macfarlane, Paul, and Pickard are officers and employees of the General Partner and its domestic affiliates. Mr. Jones is Chairman and Chief Executive Officer and indirect controlling equity owner, Mr. Dalton is President, Mr. Macfarlane is a Vice President and Chief Operating Officer, Mr. Paul is a Vice President, General Counsel and Secretary, and Mr. Pickard is a Vice President and the Chief Financial Officer. The business backgrounds of Messrs. Jones, Dalton, Macfarlane, Paul, and Pickard are described under "THE TRADING ADVISOR--TRADING ADVISOR AND PRINCIPALS."

     7.   PERFORMANCE RECORD OF THE PARTNERSHIP.  The information regarding the
          -------------------------------------
performance record of the Partnership on pages 41 and 42 is deleted in its entirety and the following is substituted therefor:

          The actual performance record of the Partnership from January 1, 1993 through December 31, 1997 is set forth below. Item 13 below ("ADDITIONAL PARTNERSHIP PERFORMANCE") sets forth the complete actual performance record of the Partnership from July 2, 1990 (commencement of trading) through December 31, 1997. The information included below and in Item 13 reflects the actual trading performance of the Partnership during the period shown, reflects all additions and withdrawals, and is net of all advisory fees, Trading Profits allocations, transaction costs, and other expenses and costs. The rates of return shown below and in Item 13 are representative of the rates of return experienced by each investor holding a Unit of Limited Partnership Interest in the Partnership during the period shown.

          The information below and in Item 13 has not been audited. However, the General Partner believes that such information is accurate and fairly presented.

          PROSPECTIVE INVESTORS ARE CAUTIONED THAT THE PERFORMANCE INFORMATION SET FORTH BELOW IS NOT INDICATIVE OF, AND HAS NO BEARING ON, ANY TRADING RESULTS WHICH MAY BE ATTAINED BY THE PARTNERSHIP OR THE GENERAL PARTNER IN THE FUTURE, SINCE PAST RESULTS ARE NOT A GUARANTEE OF FUTURE RESULTS. THERE CAN BE NO ASSURANCE THAT THE PARTNERSHIP WILL MAKE ANY PROFITS AT ALL, OR WILL BE ABLE TO AVOID INCURRING SUBSTANTIAL LOSSES. INVESTORS SHOULD ALSO NOTE THAT INTEREST INCOME MAY CONSTITUTE A SIGNIFICANT PORTION OF A COMMODITY POOL'S TOTAL INCOME AND, IN CERTAIN INSTANCES, MAY GENERATE PROFITS WHERE THERE HAVE BEEN REALIZED OR UNREALIZED LOSSES FROM COMMODITY INTEREST CONTRACT TRADING.

           ACTUAL PERFORMANCE RECORD OF TUDOR FUND FOR EMPLOYEES L.P.
                             Rates of Return (1)(2)
                             ----------------------

                                                1997    1996    1995    1994    1993
                                             ---------------------------------------
January......................................   2.69%   9.92%   4.12%   4.61%  -2.80%
February.....................................   8.65%   0.69%   3.59%  -2.24%  -0.83%
March........................................   4.96%   1.70%  12.14%  -0.23%  -1.45%
April........................................   0.48%   7.93%   0.53%  -1.28%  -1.39%
May..........................................   1.65%  -2.50%  -3.96%  -1.64%  -2.99%
June.........................................  -0.48%  -1.42%  -3.19%   5.62%   0.98%
July.........................................   3.49%   0.54%   0.18%  -4.37%   1.59%
August.......................................   3.94%  -0.99%   5.50%   1.04%   0.05%
September....................................  -5.13%  -3.67%   1.49%   8.29%   1.23%
October......................................  -1.55%  -0.34%   4.73%  -3.58%   2.57%
November.....................................   4.33%  -2.26%   0.50%   2.04%   1.02%
December.....................................   1.74%   0.42%   2.08%  -0.79%   4.12%

                                             ---------------------------------------
Annual (Period) Rate of Return.......          27.05%   9.52%  30.26%   6.87%   1.88%
                                             =======================================

Name of Fund:                                   Tudor Fund For Employees L.P.
Type of Fund:                                   Publicly Offered
Inception of Trading:                           July 2, 1990
Aggregate Subscriptions Since Inception (3):    $19,199,091
Aggregate Redemptions Since Inception:          $13,752,629
Current Net Assets:                             $13,645,798
Largest Monthly Percentage Draw-down (4):       September 1997 (-5.13%)
Worst Peak to Valley Percentage Draw-down (5):  January 1, 1993-May 31, 1993
                                                  (-9.13%)

         THE ACCOMPANYING FOOTNOTES ARE AN INTEGRAL PART OF THIS TABLE.

                                 FOOTNOTES TO TABLE

The performance data presented above has been calculated on an accrual basis of accounting in accordance with United States generally accepted accounting principles.

(1) Monthly rate of return ("Monthly Rate of Return") is calculated by dividing Net Performance by Beginning Net Assets plus Additions (as such terms are defined below). Monthly Rate of Return does not take into account Withdrawals (as such term is defined below). Because Withdrawals occur only at the end of a month, their effect on the calculation of Monthly Rate of Return is not material.

     "Additions" represents all additional capital contributed during a month.

     "Beginning Net Assets" represents the sum of cash and cash equivalents and the equity in the Partnership accounts, less accrued and paid expenses as of the beginning of a month.

     "Net Performance" represents the change in Net Assets, net of Additions and Withdrawals. For a description of the term "Net Assets" see "GLOSSARY."

     "Withdrawals" represents all withdrawals of capital during a month.

(2) Annual (Period) Rate of Return is calculated by determining the Monthly Rate of Return for each month during the relevant period and compounding such returns by subsequent Monthly Rates of Return achieved during such period.

(3) Aggregate Subscriptions Since Inception includes subscriptions to the Partnership at the January 1, 1998 Quarterly Closing.

(4) Largest Monthly Percentage Draw-down represents the greatest cumulative percentage decline in month-end Net Assets due to losses sustained by the Partnership during any one month period shown in the table.

(5) Worst Peak to Valley Percentage Draw-down represents the greatest cumulative percentage decline in month-end Net Assets due to losses sustained by the Partnership during any period shown in the table in which the prior month-end Net Assets were not equaled or exceeded by subsequent Net Assets.

       PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

  8.  TRADING ADVISOR AND PRINCIPALS.  The information regarding the Trading
      ------------------------------
Advisor and its principals on page 44 (first four sentences of the third full paragraph) is deleted in its entirety and the following is substituted therefor:


          The principals and members of the Board of Directors of the Trading Advisor are Paul Tudor Jones, II, Mark F. Dalton, John G. Macfarlane, III, James J. Pallotta, Andrew S. Paul, Mark Pickard, David E. Allanson, Robert
     P. Forlenza, and Richard L. Fisher. Messrs. Jones, Dalton, Macfarlane, Pallotta, Paul, Pickard, and Forlenza are also officers and employees of the Trading Advisor and are generally officers and/or employees of the Trading Advisor's domestic affiliates. Mr. Allanson is an executive manager and officer of certain of the Trading Advisor's affiliated entities which maintain principal offices in Surrey, England.

     The information regarding the business backgrounds of the principals of the Trading Advisor on pages 44 and 45 is amended and supplemented as follows:

          MARK F. DALTON. Mr. Dalton, age 47, is President of the Trading Advisor. Prior to joining the Trading Advisor as President in September 1988, Mr. Dalton was employed by Kidder, Peabody & Co. Incorporated where he served in various senior positions, including Chief Financial Officer. Mr. Dalton is also a director of Cathay Investment Fund Limited and various public and private companies in the United States, Europe, and Asia. Mr. Dalton does not participate in the trading of commodity interest contracts for customer accounts of the Trading Advisor or its affiliates.

          JOHN G. MACFARLANE, III. Mr. Macfarlane, age 43, is a Vice President and Chief Operating Officer of the Trading Advisor. Prior to joining the Trading Advisor as a Vice President and Chief Operating Officer in January 1998, Mr. Macfarlane was employed by Salomon Smith Barney, Inc. and its affiliates where he served in various senior positions, including Managing Director and Head of U.S. and Asian Fixed Income Derivatives and Treasurer of Salomon Inc. and Salomon Brothers Inc. Mr. Macfarlane does not participate in the trading of customer accounts of the Trading Advisor or its affiliates.

          DAVID E. ALLANSON. Mr. Allanson, age 42, is a Vice President of the affiliated entities of the General Partner and Trading Advisor which maintain offices in Surrey, England, which he joined in November 1995. From 1982 until 1994, Mr. Allanson was employed by Goldman Sachs International in various capacities, including Manager of the European balance sheet, head of foreign exchange market making and trading, and founder and head of European repurchase operations. From 1994 until November 1995, Mr. Allanson was employed by Nationsbank/CRT as a Senior Vice President--European Foreign Exchange Trading and Sales. Mr. Allanson does not participate in the trading of customer accounts of the Trading Advisor or its affiliates.

          ROBERT P. FORLENZA. Mr. Forlenza, age 42, is a Vice President of the Trading Advisor. Mr. Forlenza joined the Trading Advisor in January 1995. From 1989 until January 1995, Mr. Forlenza was a Vice President of Carlisle Capital Corporation, a private leveraged buyout firm. Mr. Forlenza does not participate in the trading of commodity interest contracts for customer accounts of the Trading Advisor or its affiliates.

     9.  THE CLEARING BROKERS.  The information regarding the clearing brokers
         --------------------
on page 48 (first sentence of the fourth full paragraph) is deleted in its entirety and the following is substituted therefor:

          Bear Stearns Securities Corp. ("Bear Stearns"), Cargill Investor Services, Inc. (in such capacity, "CIS"), Daiwa Securities America Inc. ("Daiwa"), Goldman, Sachs & Co. ("Goldman"), Greenwich Capital Markets, Inc. ("Greenwich Capital"), Greenwich NatWest Futures ("Greenwich NatWest"), J.P. Morgan Futures Inc. ("Morgan Futures"), Lehman Brothers Inc. ("Lehman"), Merrill Lynch Futures Inc. ("Merrill Lynch"), Morgan Stanley & Co. Incorporated ("Morgan Stanley"), Morgan Stanley & Co. International Limited ("MSIL"), Prudential Securities Incorporated

     ("Prudential"), Salomon Brothers Inc ("Salomon Brothers"), and Smith Barney Inc. ("Smith Barney") (individually a "Clearing Broker", and collectively the "Clearing Brokers") currently carry the Partnership's trading accounts and execute and clear the Partnership's transactions.

     10.  DESCRIPTION OF THE CLEARING BROKERS.  The information regarding Bear,
          -----------------------------------
Stearns Securities Corp. on page 50 (third full paragraph) is deleted in its entirety and the following is substituted therefor:

          There were no material administrative actions and no criminal actions against Bear, Stearns & Co. Inc. in its capacity as an FCM in the past five years. There was one civil action against Bear, Stearns & Co. Inc. in its capacity as an FCM in the past five years. Now pending in U.S. Federal Court, Southern District of New York is a complaint alleging breach of fiduciary duty, negligence and violation of the antifraud provisions of the CEAct applicable to commodity trading advisors in connection with the trading by a single customer in certain foreign currency futures and OTC foreign exchange currency transactions. The Court has dismissed other claims alleging breach of contract, fraud, and negligent misrepresentation, including other violations of the CEAct. Bear Stearns believes the remaining claims to be without merit. Also now pending in the United States District Court, Southern District of New York is a complaint brought by 277 alleged customers of a Lebanese introducing broker with whom a previous broker and Bear Stearns had a clearing relationship. This complaint alleges breach of fiduciary duty, negligence, negligent misrepresentation, fraud, constructive fraud, breach of contract, negligent hiring, retention and supervision, aiding and abetting fraud, and aiding and abetting breach of fiduciary duty. Bear Stearns believes the claims are without merit, and has filed a Motion to Dismiss. There are also pending against Bear Stearns two lawsuits filed in Lebanon alleging breach of contractual obligations and other claims in connection with the purported wiring of certain funds by the plaintiffs to Bear Stearns on the understanding that such funds were to be invested on behalf of the plaintiffs by Bear Stearns. Bear Stearns has no record of any such funds or accounts and believes the claims to be without merit. Although the ultimate outcome of legal proceedings cannot be predicted with certainty, it is the opinion of the management of Bear Stearns that the resolution of the pending actions will not have a material adverse effect on the financial condition or the results of operations at Bear Stearns. None of the actions is believed to be material to an investor's decision to invest with a CPO or CTA which clears through Bear Stearns.

     The information regarding Bear, Stearns Securities Corp. on page 51 (last sentence of the carryover paragraph) is deleted in its entirety and the following is substituted therefor:

     As of December 23, 1997, 29 of the 30 defendants (including Bear Stearns) had entered into Settlement Agreements with the plaintiff class representatives. The settlements have been preliminarily approved by the District Court. A hearing for final approval after notice to the class will be scheduled.

     The information regarding BZW Futures on page 51 is deleted in its entirety.

     The information regarding Credit Suisse First Boston Corporation on pages 52-53 is deleted in its entirety.

     The following information regarding Daiwa Securities America, Inc. is inserted between the fourth and fifth paragraphs on page 53:

          On February 18, 1998, Daiwa voluntarily and without admitting or denying any allegation, consented to an entry of a finding that it had violated NASD Rules 2110 and 2120, Sections 10(b) and 15(c) of the Securities Exchange Act and Rules 10b-10(a)(8), as then in effect, and 15c1-2 thereunder. The action arose in connection with certain trades executed through a former branch office from 1987 through 1991 in which the branch office added or subtracted small undisclosed markups or markdowns from the prices of trades for two institutional customers. The practice ceased in 1991, the branch office was closed in 1995, and the affected customers were offered restitution in 1996, in each case without any regulatory intervention. As part of the settlement, Daiwa agreed to pay a fine of $100,000, accept a censure, and make certain payments to customers (which Daiwa had previously made).

     The information regarding E.D. & F. Man International Inc. on page 54 is deleted in its entirety.

     The information regarding Goldman, Sachs & Co. on page 55 (last sentence of the carryover paragraph) is deleted in its entirety and the following is substituted therefor:

     As of December 23, 1997, 29 of the 30 defendants (including Goldman) had entered into Settlement Agreements with the plaintiff class representatives. The settlements have been preliminarily approved by the District Court. A hearing for final approval after notice to the class will be scheduled.

     The following information regarding Greenwich Capital Markets, Inc. and Greenwich NatWest Futures is inserted between the second and third paragraphs on page 55:

          Greenwich Capital Markets, Inc. Greenwich Capital, a Delaware corporation, has its main business office located at 600 Steamboat Road, Greenwich, Connecticut 06830; Telephone No. (203) 625-2700. Greenwich Capital is registered with the CFTC as an FCM, is a member of the NFA in such capacity, and is registered with the SEC as a broker-dealer and is a member of the NASD in such capacity. Greenwich Capital is a wholly-owned subsidiary of Greenwich Capital Holdings, Inc.

          At any given time, Greenwich Capital is involved in some number of legal actions in the ordinary course of its business. During the preceding five years, however, neither Greenwich Capital nor any of its principals, in connection with their Greenwich Capital employment, has been subject to any administrative, civil, or criminal action, whether pending or concluded, which had or would be expected to have a material adverse effect on its business.

          As noted above, Greenwich Capital, in addition to being a registered FCM, is also a registered broker-dealer, and as such, from time to time, has been subject to various disciplinary inquiries and actions, none of which are pending and none of which had a material adverse effect on its business.

          Neither Greenwich Capital nor any of its principals is affiliated with the General Partner, the Trading Advisor, BPL, or any of their principals, affiliates, officers, or directors. Greenwich Capital and its principals do not own, and will not be permitted to purchase, any Units.

          Greenwich NatWest Futures. Greenwich NatWest, a division of NatWest Markets operating in the United Kingdom, has its main business office located at 135 Bishopsgate, London EC2M 3UR, England; Telephone No. 171-834-1582. Greenwich NatWest is a wholly-owned subsidiary of National Westminster Bank Plc. Greenwich NatWest is regulated by the United Kingdom Securities and Futures Authority Limited as a member firm.

          At any given time, Greenwich NatWest is involved in some number of legal actions in the ordinary course of its business. During the preceding five years, however, neither Greenwich NatWest nor any of its principals, in connection with their Greenwich NatWest employment, has been subject to any administrative, civil, or criminal action, whether pending or concluded, which had or would be expected to have a material adverse effect on its business.

          Neither Greenwich NatWest nor any of its principals is affiliated with the General Partner, the Trading Advisor, BPL, or any of their principals, affiliates, officers, or directors. Greenwich NatWest and its principals do not own, and will not be permitted to purchase, any Units.

     The information regarding Lehman Brothers Inc. on page 56 (last sentence of the first full paragraph) is deleted in its entirety and the following is substituted therefor:

     As of December 23, 1997, 29 of the 30 defendants (including Lehman) had entered into Settlement Agreements with the plaintiff class representatives. The settlements have been preliminarily approved by the District Court. A hearing for final approval after notice to the class will be scheduled.

     The information regarding Merrill Lynch Futures Inc. on page 56 (fourth full paragraph) is deleted in its entirety and the following is substituted therefor:

          During the five years preceding the date of this Prospectus, neither Merrill Lynch nor any of its principals has been subject to any material administrative, civil, or criminal action, whether pending or concluded, except as follows.

          On June 24, 1997, the CFTC accepted an Offer of Settlement from Merrill Lynch and others, in a matter captioned "In the Matter of Mitsubishi Corporation and Merrill Lynch Futures Inc., et al.", CFTC Docket
                                                            -- --
     No. 97-10, pursuant to which Merrill Lynch, without admitting or denying the allegations against it, consented to a finding by the CFTC that Merrill Lynch had violated Section 4c(a)(A) of the CEAct relating to wash sales, and CFTC Regulation 1.37(a) relating to recordkeeping requirements. Merrill Lynch agreed to cease and desist from violating Section 4c(a)(A) of the CEAct and Regulation 1.37(a) and to pay a civil monetary penalty of $175,000.

     The information regarding Morgan Stanley & Co. Incorporated on page 56 (first sentence of the sixth full paragraph) is deleted in its entirety and the following is substituted therefor:

          Morgan Stanley has its main business office located at 1585 Broadway, New York, New York 10036; Telephone No. 212-761-4000, and is a wholly-owned subsidiary of Morgan Stanley Dean Witter & Co.

     The information regarding Morgan Stanley & Co. Incorporated on page 57 (first full sentence of the carryover paragraph) is deleted in its entirety and the following is substituted therefor:

     Hearings were held in June and July 1997. Post-hearing briefs were filed shortly thereafter and a decision is pending.

     The information regarding Morgan Stanley & Co. Incorporated on page 57 (last sentence of the second full paragraph) is deleted in its entirety and the following is substituted therefor:

     As of December 23, 1997, 29 of the 30 defendants (including Morgan Stanley) had entered into Settlement Agreements with the plaintiff class representatives. The settlements have been preliminarily approved by the District Court. A hearing for final approval after notice to the class will be scheduled.

     The information regarding Morgan Stanley & Co. International Limited on page 57 (first sentence of the fourth full paragraph) is deleted in its entirety and the following is substituted therefor:

          MSIL is a subsidiary of Morgan Stanley UK Group, which is ultimately owned by Morgan Stanley Dean Witter & Co.

     The information regarding Prudential Securities Incorporated on page 59 (last sentence of the third full paragraph) is deleted in its entirety and the following is substituted therefor:

     As of December 23, 1997, 29 of the 30 defendants (including Prudential) had entered into Settlement Agreements with the plaintiff class representatives. The settlements have been preliminarily approved by the District Court. A hearing for final approval after notice to the class will be scheduled.

     The information regarding Salomon Brothers Inc on pages 62 and 63 (last carryover paragraph) is deleted in its entirety.

     11.  Security Ownership of Certain Beneficial Owners and Management. The
          --------------------------------------------------------------
information regarding the Security Ownership of Certain Beneficial Owners and Management of the Partnership on page 83 is deleted in its entirety and the following is substituted therefor:

          Security Ownership of Certain Beneficial Owners. As of January 31, 1998, the only persons who owned more than five percent (5%) of the outstanding interests in the Partnership were:

NAME (1)                                                              ADDRESS                      NO. UNITS  PERCENT
-------                                                               -------                      ---------  --------
Tudor Investment Corporation 401(k) Savings        600 Steamboat Road                                371.169     10.8%
and Profit-Sharing Plan..........................  Greenwich, Connecticut 06830
Filomena Di Sisto................................  c/o Tudor Investment Corporation                  215.418      6.3%
                                                   600 Steamboat Road
                                                   Greenwich, Connecticut 06830
Second Management LLC............................  600 Steamboat Road                                196.581      5.7%
                                                   Greenwich, Connecticut 06830
James J. Pallotta (2)............................  c/o Tudor Investment Corporation                  178.754      5.2%
                                                   600 Steamboat Road
                                                   Greenwich, Connecticut 06830
Mark F. Dalton (2)...............................  c/o Tudor Investment Corporation                  175.660      5.1%
                                                   600 Steamboat Road
                                                   Greenwich, Connecticut 06830

          Security Ownership of Management. As of January 31, 1998, the General Partner and the executive officers of the General Partner collectively owned 14% of the outstanding interests in the Partnership. As of January 31, 1998, in addition to the persons identified in the table above, Mark Pickard and Andrew S. Paul, each of whom is a principal of both the General Partner and the Trading Advisor, owned 81.333 Units (2.4%) and 25.094 Units (0.73%), respectively.


--------------------------------------------

  (1) The persons named in this table have sole voting and investment power with respect to all interests in the Partnership shown as beneficially owned by them, subject to community property or similar laws where applicable.

  (2) Messrs. Dalton and Pallotta are principals and Directors of the Trading Advisor, and Mr. Dalton is a principal of the General Partner.

  12.  FEDERAL INCOME TAX ASPECTS.  The information regarding gain or loss on
       --------------------------
trading activity on page 86 (first full paragraph) is deleted in its entirety and the following is substituted therefor:

          Gain Or Loss On Trading Activity. Because the Partnership purchases commodity interest contracts for its own account and not for the account of others and because the Partnership does not maintain an inventory of commodity interest contracts, except as described below with respect to certain foreign currency gain or loss, certain periodic income from notional principal contracts (such as swaps), and certain portions of the gain from "conversion transactions," for U.S. federal income tax purposes the profit and loss generated by the Partnership from its trading activities generally is capital gain and loss, which in turn may be either short-term, long-term, or a combination of both. For individuals, estates, and trusts, net long-term capital gains are taxed at a maximum marginal rate of 20% (or 28%, if the property disposed of has been held more than 12 months but not more than 18 months), while other income is taxed at a maximum marginal rate of 39.6%. Corporate taxpayers are subject to a maximum marginal rate of 35% on all income. Gain or loss with respect to a "Section 1256 contract" is generally treated as short-term capital gain or loss to the extent of 40% of such gain or loss, and long-term capital gain or loss to the extent of 60% of such gain or loss ("60/40 tax regime"). Accordingly, an individual's gains from a Section 1256 contract are taxed at a maximum federal rate of 27.84%. Gain with respect to capital assets that are not Section 1256 contracts or Section 988 contracts, such as non-currency forward contracts and swap agreements, generally will be long-term only if the holding period requirements for such treatment are satisfied.

  In addition, the information regarding gain or loss on trading activity is augmented by the insertion of the following after the first full paragraph on page 88:

          Recently enacted legislation now permits, with respect to taxable years ending after August 5, 1997, traders of securities or commodities to elect to mark-to-market their positions in such securities or commodities, except to the extent that it is established to the satisfaction of the United States Secretary of the Treasury that such securities or commodities have no connection to the business activities of the trader and the trader specifically identifies the securities or commodities as being held for investment. If a trader elects to use the mark-to-market method, the trader is required to recognize gain or loss on any security or commodity held in connection with its business at the close of its tax year, gain or loss is determined as if the security or commodity were sold at its fair market value on the last business day of the tax year, and the gain or loss is taken into account by the trader for that tax year. At this time, the United States Congress has not provided any details concerning how a trader is to make the election, and the General Partner has not determined if it will make the election.

  The 28% tax rate set forth in the information regarding taxation of Limited Partners and the tax on capital gains and losses on page 89 is deleted in its entirety and the following tax rate is substituted therefor:

     20% (or 28%, if the property disposed of has been held more than 12 months but not more than 18 months)

     The information regarding the taxation of limited partners and the alternative minimum tax is augmented by the insertion of the following at the end of the second sentence of the fifth full paragraph on page 89:

     provided, however, that the alternative minimum tax on capital gains shall not exceed the maximum rate applicable to such capital gains.

     The information regarding the taxation of limited partners and the alternative minimum tax on page 89 (the fifth sentence of the fifth full paragraph) is deleted in its entirety.

     The information regarding the taxation of limited partners and the alternative minimum tax on page 89 (the sixth sentence of the fifth full paragraph) is deleted in its entirety and the following is substituted therefor:

     The limitation on the long-term capital gains rates does not give rise to an adjustment or increase in "alternative minimum taxable income."

     The 28% tax rate set forth in the information regarding the taxation of Limited Partners and the limitation on deductibility of interest on investment indebtedness on page 89 is deleted in its entirety and the following tax rate is substituted, in each instance, therefor:

     20% (or 28%, if the property disposed of has been held more than 12 months but not more than 18 months)

     The information regarding the taxation of Foreign Limited Partners on page 90 is augmented by inserting the following after the first full paragraph:

          Effective for tax years beginning after December 31, 1997, a Foreign Limited Partner should not be treated as engaged in a U.S. trade or business solely because the Partnership trades in stocks or securities for its own account, even if the Partnership has a principal office in the United States.

     The information regarding the taxation of Foreign Limited Partners on page 90 (the first and second sentences of the second paragraph) is deleted in its entirety and the following is substituted therefor:

          Pursuant to a "safe harbor" provision of the Code, a Foreign Limited Partner will not be engaged in a trade or business within the United States solely because such Foreign Limited Partner is a limited partner of a partnership which effects transactions in the United States in commodities for the partnership's own account, as long as neither the Foreign Limited Partner nor the partnership is a dealer in commodities and the partnership only trades commodities which are of a kind customarily dealt in on an organized commodity exchange in transactions of a kind customarily consummated on such an exchange.

     13. Additional Partnership Performance. The information regarding the
         ----------------------------------
performance record of the Partnership on pages Appendix A-1 and A-2 is deleted in its entirety and the following is substituted therefor:

                       ADDITIONAL PARTNERSHIP PERFORMANCE

          The complete actual performance record of the Partnership from July 2, 1990 (commencement of trading) through December 31, 1997 is set forth below. The table under Item 7 above ("PERFORMANCE RECORD OF THE PARTNERSHIP") sets forth the actual performance record of the Partnership from January 1, 1993 through December 31, 1997. The information set forth below reflects the actual trading performance of the Partnership during the period shown, reflects all additions and withdrawals, and is net of all advisory fees, Trading Profits allocations, transaction costs, and other expenses and costs. The rates of return shown below are representative of the rates of return experienced by each investor holding a Unit of Limited Partnership Interest in the Partnership during the period shown.

          The information set forth below has not been audited. However, the General Partner believes that such information is accurate and fairly presented.

          PROSPECTIVE INVESTORS ARE CAUTIONED THAT THE PERFORMANCE INFORMATION SET FORTH BELOW IS NOT INDICATIVE OF, AND HAS NO BEARING ON, ANY TRADING RESULTS WHICH MAY BE ATTAINED BY THE PARTNERSHIP OR THE GENERAL PARTNER IN THE FUTURE, SINCE PAST RESULTS ARE NOT A GUARANTEE OF FUTURE RESULTS. THERE CAN BE NO ASSURANCE THAT THE PARTNERSHIP WILL MAKE ANY PROFITS AT ALL, OR WILL BE ABLE TO AVOID INCURRING SUBSTANTIAL LOSSES. INVESTORS SHOULD ALSO NOTE THAT INTEREST INCOME MAY CONSTITUTE A SIGNIFICANT PORTION OF A COMMODITY POOL'S TOTAL INCOME AND, IN CERTAIN INSTANCES, MAY GENERATE PROFITS WHERE THERE HAVE BEEN REALIZED OR UNREALIZED LOSSES FROM COMMODITY INTEREST CONTRACT TRADING.

           ACTUAL PERFORMANCE RECORD OF TUDOR FUND FOR EMPLOYEES L.P.
                             Rates of Return (1)(2)
                             ----------------------

                                                1997    1996    1995    1994    1993    1992    1991    1990
                                             ---------------------------------------------------------------
January......................................   2.69%   9.92%   4.12%   4.61%  -2.80%   9.61%   3.96%
February.....................................   8.65%   0.69%   3.59%  -2.24%  -0.83%   6.07%  -8.01%
March........................................   4.96%   1.70%  12.14%  -0.23%  -1.45%   8.13%   0.47%
April........................................   0.48%   7.93%   0.53%  -1.28%  -1.39%   3.02%   5.96%
May..........................................   1.65%  -2.50%  -3.96%  -1.64%  -2.99%  -4.03%  -0.75%
June.........................................  -0.40%  -1.42%  -3.19%   5.62%   0.98%  -6.88%   7.95%
July.........................................   3.49%   0.54%   0.18%  -4.37%   1.59%  -4.03%  -4.41%  -9.62%
August.......................................   3.94%  -0.99%   5.50%   1.04%   0.05%   1.11%   0.10%  13.44%
September....................................  -5.13%  -3.67%   1.49%   8.29%   1.23%  13.23%   1.55%   2.46%
October......................................  -1.55%  -0.34%   4.73%  -3.58%   2.57%  10.13%   5.78%  17.19%
November.....................................   4.33%  -2.26%   0.50%   2.04%   1.02%  -3.10%   9.07%  -1.87%
December.....................................   1.74%   0.42%   2.08%  -0.79%   4.12%  -0.98%  -1.76%   3.83%

                                             ---------------------------------------------------------------
Annual (Period) Rate of Return.......          27.05%   9.52%  30.26%   6.87%   1.88%  34.01%  20.13%  25.44%
                                             ===============================================================

Name of Fund:                                    Tudor Fund For Employees L.P.
Type of Fund:                                    Publicly Offered
Inception of Trading:                            July 2, 1990
Aggregate Subscriptions Since Inception (3):     $19,199,091
Aggregate Redemptions Since Inception:           $13,752,629
Current Net Assets:                              $13,645,798
Largest Monthly Percentage Draw-down (4):        July 1990 (-9.62%)
Worst Peak to Valley Percentage Draw-down (5):   May 1, 1992-July 31,1992
                                                   (-14.50%)

         THE ACCOMPANYING FOOTNOTES ARE AN INTEGRAL PART OF THIS TABLE.

                                 FOOTNOTES TO TABLE

The performance data presented above has been calculated on an accrual basis of accounting in accordance with United States generally accepted accounting principles.

(1) Monthly rate of return ("Monthly Rate of Return") is calculated by dividing Net Performance by Beginning Net Assets plus Additions (as such terms are defined below). Monthly Rate of Return does not take into account Withdrawals (as such term is defined below). Because Withdrawals occur only at the end of a month, their effect on the calculation of Monthly Rate of Return is not material.

     "Additions" represents all additional capital contributed during a month.

     "Beginning Net Assets" represents the sum of cash and cash equivalents and the equity in the Partnership accounts, less accrued and paid expenses as of the beginning of a month.

     "Net Performance" represents the change in Net Assets, net of Additions and Withdrawals. For a description of the term "Net Assets" see "GLOSSARY."

     "Withdrawals" represents all withdrawals of capital during a month.

(2) Annual (Period) Rate of Return is calculated by determining the Monthly Rate of Return for each month during the relevant period and compounding such returns by subsequent Monthly Rates of Return achieved during such period.

(3) Aggregate Subscriptions Since Inception includes subscriptions to the Partnership at the January 1, 1998 Quarterly Closing.

(4) Largest Monthly Percentage Draw-down represents the greatest cumulative percentage decline in month-end Net Assets due to losses sustained by the Partnership during any one month period shown in the table.

(5) Worst Peak to Valley Percentage Draw-down represents the greatest cumulative percentage decline in month-end Net Assets due to losses sustained by the Partnership during any period shown in the table in which the prior month-end Net Assets were not equaled or exceeded by subsequent Net Assets.

       PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.